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                     SECOND RESTATED ARTICLES OF INCORPORATION

                                         OF

                               ARCADIA FINANCIAL LTD.



                                      ARTICLE 1

     NAME:  The name of this Corporation shall be ARCADIA FINANCIAL LTD.

                                      ARTICLE 2

     REGISTERED OFFICE: The address of the Corporation's registered office in the State of Minnesota is 7825 Washington Avenue South, Minneapolis, Minnesota 55439-2435.

                                      ARTICLE 3

     AUTHORIZED SHARES: The authorized capital stock of the Corporation shall consist of (i) 55,000,000 shares of Common Stock, par value $.01 per share; (ii) 90,000 shares that have been designated by the Board of Directors as Class A Preferred Stock, par value $.01 per share, which shares are subject to the terms of a Certificate of Designation, Preferences and Rights, a copy of which is attached as Appendix 1 hereto; and (iii) 44,010,000 undesignated shares of a par value of $.01 per share which may be issued in more than one class or series when authorized by Board of Directors of the Corporation.

     3.1 The Board of Directors may, from time to time, establish by resolution in the manner prescribed by law, different classes or series of shares and may fix the relative rights and preferences of said shares in any class or series.

     3.2 The Board of Directors shall have the authority to issue shares of a class or series, shares of which may then be outstanding, to holders of shares of another class or series to effectuate share dividends, splits, or conversion of its outstanding shares.

                                      ARTICLE 4

     CERTAIN SHAREHOLDER RIGHTS: Shareholders shall have no preemptive rights to purchase, subscribe for or otherwise acquire any new or additional securities of the Corporation. No shareholder shall be entitled to any cumulative voting rights.


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                                      ARTICLE 5

     WRITTEN ACTION BY BOARD: An action required or permitted to be taken by the Board of Directors of this Corporation may be taken by written action signed by the number of directors that would be required to take the same action at a meeting of the Board at which all directors are present except as to those matters which require shareholder approval, in which case the written action must be signed by all members of the Board of Directors.

                                      ARTICLE 6

     NONLIABILITY OF DIRECTORS FOR CERTAIN ACTIONS: To the full extent permitted by the Minnesota Business Corporation Act, Minnesota Statutes, Chapter 302A, as it exists on the date hereof or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.